SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 4)

TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

NATIONAL INTERSTATE CORPORATION

Name of Subject Company (Issuer)

GAIC ALLOY, INC.

a wholly-owned subsidiary of

GREAT AMERICAN INSURANCE COMPANY

a wholly-owned subsidiary of

AMERICAN FINANCIAL GROUP, INC.

(Names of Filing Persons (other person(s))

Common Shares, $0.01 Par Value Per Share

(Title of Class of Securities)

63654U100

(CUSIP Number of Class of Securities)

Mark A. Weiss
Assistant General Counsel

American Financial Group, Inc.

 301 East Fourth Street, 27th Floor

Cincinnati, Ohio 45202

Telephone: (513) 579-2520

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Thomas M. Cerabino, Gregory B. Astrachan and Todd G. Cosenza	Todd E. Freed, Jon A. Hlafter and Richard J. Grossman Skadden, Arps, Slate, Meagher & Flom LLP
Willkie Farr & Gallagher LLP	4 Times Square
787 Seventh Avenue New York, New York 10019-6099 Telephone: (212) 728-8111	New York, New York 10036 Telephone: (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$314,734,608	$31,694

*	The maximum aggregate value was determined based upon the sum of: (1) 9,727,191 common shares multiplied by $32.00 per share (excluding common shares owned by subsidiaries of AFG); (2) stock options to purchase 180,000 common shares with an exercise price per share below $32.00 multiplied by $7.78 per share (the difference between $32.00 and the weighted average exercise price of $24.22 per share); and (3) 64,503 restricted common shares multiplied by $32.00 per share.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $31,694	Filing Party: National Interstate Corporation
Form or Registration No.: Schedule 14A	Date Filed: August 15, 2016

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3” or the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) American Financial Group, Inc. (“AFG”), an Ohio corporation, (ii) Great American Insurance Company (“Parent”), an Ohio corporation and a direct wholly-owned subsidiary of AFG, (iii) GAIC Alloy, Inc. (“Merger Sub” and, together with Parent, “Purchasers”), an Ohio corporation, and (iv) National Interstate Corporation (the “Company”), an Ohio corporation (collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of July 25, 2016, as amended by Amendment No. 1, dated as of August 15, 2016 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company. Pursuant to the Merger Agreement, if the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Ohio law as the surviving corporation in the merger (the “Merger”). Upon completion of the Merger, each common share of the Company, par value $0.01 per share (the “Common Shares”), that is issued and outstanding at the effective time of the Merger (other than Common Shares (a) held by Parent or Merger Sub, (b) held by the Company in treasury or any wholly owned subsidiary of the Company or (c) held by holders of Common Shares who have properly demanded dissenters’ rights) will be cancelled and converted into the right to receive $32.00, in cash, without interest and less any required withholding taxes. In addition, the Merger Agreement provides that the Company will declare a special cash dividend of $0.50 per Common Share payable immediately prior to the effective time of the Merger to shareholders of record as of such time. Upon completion of the Merger, the Common Shares will no longer be publicly traded, and shareholders (other than Parent) will cease to have any ownership interest in the Company.

The board of directors of the Company, with the exception of directors Joseph E. (Jeff) Consolino, Ronald J. Brichler, Gary J. Gruber and Donald D. Larson (the “Affiliated Directors”), who are senior executives of Parent or AFG and who recused themselves from such determinations, and based in part on the unanimous recommendation of a special committee of directors (who are independent for purposes of serving on the special committee) that was established to evaluate and negotiate a potential transaction (as described more fully in the Proxy Statement (as defined below)), has unanimously (a) determined that the Merger Agreement and business combination and related transactions contemplated thereby are fair and in the best interest of the Company and its shareholders (other than Purchasers and their affiliates (assuming for this purpose that the Company and its subsidiaries are not affiliates of the Purchasers), to whom we sometimes refer in this Schedule 13E-3 as the “Public Shareholders”), (b) approved the Merger Agreement and the business combination and related transactions contemplated thereby, and (c) resolved to recommend that the Company’s shareholders approve the adoption of the Merger Agreement and the business combination and related transactions contemplated thereby. The Merger remains subject to the satisfaction or waiver of the conditions to closing provided for in the Merger Agreement, including obtaining the affirmative vote of (i) the holders of common shares entitled to at least two-thirds of the voting power of the Company and (ii) at least a majority of all outstanding Common Shares owned by the Public Shareholders in favor of the adoption of the Merger Agreement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an amendment to its definitive proxy statement (as amended and supplemented from time to time, the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from shareholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A-1 and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2. Subject Company Information

(a)  Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

National Interstate Corporation

3250 Interstate Drive

Richfield, Ohio 44286-9000

(330) 659-8900

(b)  Securities. The classes of securities to which this Transaction Statement relates is the Company’s common shares, par value $0.01 per share, of which 19,991,694 shares were issued and outstanding as of October 11, 2016.

(c)  Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding National Interstate—Market Price of the Company’s Common Shares”

(d)  Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding National Interstate—Dividends”

“The Merger Agreement—Conduct of Business Pending the Merger”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding National Interstate—Prior Public Offerings”

(f)  Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding National Interstate—Transactions in Common Shares”

Item 3. Identity and Background of Filing Person

(a)—(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Important Information Regarding National Interstate”

“Important Information Regarding AFG, Parent and Merger Sub”

“The Parties to the Merger”

Item 4. Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Payment for the Common Shares in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“Advisory Vote on Merger Related Compensation”

(d)  Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Dissenters’ Rights”

“Dissenters’ Rights”

Annex B: Ohio Revised Code Section 1701.85

(e)  Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Public Shareholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) (1)—(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Voting Agreement Involving Common Shares”

(b)—(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of AFG, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

“The Merger Agreement”

“Voting Agreement Involving Common Shares”

Annex A-1: Agreement and Plan of Merger

Annex A-2: Voting Agreement

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

“Special Factors—No Solicitation”

“Special Factors—Termination”

“Special Factors—Termination Fee and Parent Expenses”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Voting Agreement Involving Common Shares”

Annex A-1: Agreement and Plan of Merger

Annex A-2: Voting Agreement

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)  Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

(c)  (1)—(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

“The Special Meeting—Required Vote”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Voting Agreement Involving Common Shares”

“Important Information Regarding National Interstate—Dividends”

Annex A-1: Agreement and Plan of Merger

Annex A-2: Voting Agreement

Item 7. Purposes, Alternatives, Reasons and Effects

(a)  Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of AFG, Parent and Merger Sub as to Fairness of the Merger”

(d)  Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Advisory Vote on Merger Related Compensation”

Item 8. Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Morgan Stanley & Co. LLC”

“Summary Term Sheet—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Summary Term Sheet—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of AFG, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Projected Financial Information”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Important Information Regarding National Interstate”

Annex A-3: Opinion of Morgan Stanley

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Record Date and Quorum”

“Summary Term Sheet—Required Shareholder Votes for the Merger”

“Summary Term Sheet—Conditions to the Merger”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Morgan Stanley & Co. LLC”

Annex A-3: Opinion of Morgan Stanley

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of AFG, Parent and Merger Sub as to Fairness of the Merger”

“Where You Can Find Additional Information”

Annex A-3: Opinion of Morgan Stanley

Presentations to the Special Committee of the Board of Directors of the Company, May 19, 2016, May 26, 2016, July 1, 2016, July 8, 2016, July 18, 2016, July 20, 2016 and July 24, 2016 are filed as Exhibits (c)(2) – (c)(3) and (c)(5) – (c)(9) respectively and are incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)—(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Financing”

“Special Factors—Financing”

(c)  Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fee and Parent Expenses”

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a)  Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding National Interstate—Security Ownership of Management and Certain Beneficial Owners”

(b)  Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Voting Agreement Involving Common Shares”

“Important Information Regarding National Interstate—Security Ownership of Management and Certain Beneficial Owners”

“Important Information Regarding National Interstate—Transactions in Common Shares”

Item 12. The Solicitation or Recommendation

(d)  Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Required Shareholder Votes for the Merger”

“Summary Term Sheet—Voting Agreement”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Voting Agreement”

“The Special Meeting—Required Vote”

“Voting Agreement Involving Common Shares”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent and Merger Sub for the Merger”

“Special Factors—Position of AFG, Parent and Merger Sub as to Fairness of the Merger”

Item 13. Financial Statements

(a)  Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding National Interstate—Historical Selected Financial Information”

“Important Information Regarding National Interstate —Ratio of Earnings to Fixed Charges”

“Important Information Regarding National Interstate —Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Morgan Stanley & Co. LLC”

“Summary Term Sheet—Financing”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Financing”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b)  Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Advisory Vote on Merger Related Compensation”

“Summary Term Sheet—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a) (1) Proxy Statement of National Interstate Corporation (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on October 11, 2016 and all amendments and supplements thereto, including the supplement filed concurrently with this Transaction Statement) (the “Proxy Statement”).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Press Release of the Company, dated as of July 25, 2016 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission on July 26, 2016).

(a) (6) Press Release of AFG, dated as of July 25, 2016 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission on July 25, 2016).

(b) None.

(c) (1) Opinion of Morgan Stanley (incorporated herein by reference to Annex A-3 of the Proxy Statement).

(c) (2) Presentation to the Special Committee of the Board of Directors of the Company, dated May 19, 2016, presented by Morgan Stanley, provided to the Special Committee.

(c) (3)*Presentation to the Special Committee of the Board of Directors of the Company, dated May 26, 2016, presented by Morgan Stanley, provided to the Special Committee.

(c) (4) Negotiating Presentation delivered by Morgan Stanley & Co. LLC to American Financial Group on June 2, 2016.

(c) (5) Presentation to the Special Committee of the Board of Directors of the Company, dated July 1, 2016, presented by Morgan Stanley, provided to the Special Committee.

(c) (6) Presentation to the Special Committee of the Board of Directors of the Company, dated July 8, 2016, presented by Morgan Stanley, provided to the Special Committee.

(c) (7) Presentation to the Special Committee of the Board of Directors of the Company, dated July 18, 2016, presented by Morgan Stanley, provided to the Special Committee.

(c) (8) Presentation to the Special Committee of the Board of Directors of the Company, dated July 20, 2016, presented by Morgan Stanley, provided to the Special Committee.

(c) (9) Presentation to the Special Committee of the Board of Directors of the Company, dated July 24, 2016, presented by Morgan Stanley, provided to the Special Committee.

(d) (1) Agreement and Plan of Merger, dated July 25, 2016, as amended by Amendment No. 1, dated as of August 15, 2016, by and among Great American Insurance Company, GAIC Alloy, Inc., and the National Interstate Corporation (incorporated herein by reference to Annex A-1 of the Proxy Statement).

(d) (2) Voting Agreement, dated as of July 25, 2016, by and among Great American Insurance Company, National Interstate Corporation, Alan R. Spachman, The Hudson Investment Trust, Alan R. Spachman Revocable Trust Under Deed Dated 5/23/2007, and Florence McDermott Spachman Revocable Trust (incorporated herein by reference to Annex A-2 of the Proxy Statement).

(f) Section 1701.85 of the Ohio General Corporation Law (incorporated herein by reference to Annex B of the Proxy Statement).

(g) None.

* Confidential treatment has been requested with respect to the redacted portions of these discussion materials.

 SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 7, 2016

NATIONAL INTERSTATE CORPORATION

By:	/s/ Arthur J. Gonzales
Name:	Arthur J. Gonzales
Title:	Senior Vice President, General Counsel and Secretary

AMERICAN FINANCIAL GROUP, INC

By:	/s/ Mark A. Weiss
Name:	Mark A. Weiss
Title:	Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Sue A. Erhart
Name:	Sue A. Erhart
Title:	Senior Vice President and General Counsel

GAIC ALLOY, INC.

By:	/s/ Sue A. Erhart
Name:	Sue A. Erhart
Title:	Vice President and General Counsel